Exhibit 5.1

[Letterhead of Dorsey & Whitney LLP]

November 22, 2011

Deluxe Corporation

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

Re: Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as external legal counsel to Deluxe Corporation, a Minnesota corporation (the “Company”), and the subsidiaries of the Company listed on Annex A hereto (the “Guarantors”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”), filed by the Company and the Guarantors with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to (i) the Company’s offer to exchange up to $200 million aggregate principal amount of its 7.00% Senior Notes due 2019, which have been registered under the Securities Act (the “New Notes”), for up to $200 million aggregate principal amount of its issued and outstanding 7.00% Senior Notes due 2019 (the “Old Notes”) and (ii) the guarantees to be issued by the Guarantors with respect to the New Notes (the “Guarantees”). The Old Notes were, and the New Notes will be, issued under an Indenture, dated as of March 15, 2011 (the “Indenture”), by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”).

We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. In rendering our opinions set forth below, we have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company and the Opinion Guarantors (as defined below), that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments and that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties. In addition, in rendering our opinions set forth below, we have assumed that all agreements or instruments relevant hereto are the valid, binding and enforceable obligations of all parties thereto, other than the Company and the Guarantors. As to questions of fact material to our opinions, we have relied without independent investigation on certificates of officers of the Company and the Guarantors and of public officials.

Based on the foregoing, we are of the opinion that:

1. The New Notes have been duly authorized by all necessary corporate action on the part of the Company and, when duly issued, executed and authenticated by the Trustee in accordance with the terms of the Indenture and delivered in exchange for the Old Notes, the New Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

2. The Guarantees to be issued by the Opinion Guarantors have been duly authorized by all necessary corporate or limited liability company action on the part of the Opinion Guarantors.

3. When the New Notes have been duly issued, executed and authenticated by the Trustee in accordance with the terms of the Indenture and delivered in exchange for the Old Notes, the Guarantees will constitute valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

The opinions set forth above are subject to the following qualifications and exceptions:

A. Minnesota Statutes § 290.371, Subd. 4, provides that any corporation required to file a Notice of Business Activities Report does not have a cause of action upon which it may bring suit under Minnesota law unless the corporation has filed a Notice of Business Activities Report and provides that the use of the courts of the State of Minnesota for all contracts executed and all causes of action that arose before the end of any period for which a corporation failed to file a required report is precluded. Insofar as our opinions may relate to the valid, binding and enforceable character of any agreement under Minnesota law or in a Minnesota court, we have assumed that any party seeking to enforce such agreement has at all times been, and will continue at all times to be, exempt from the requirement of filing a Notice of Business Activities Report or, if not exempt, has duly filed, and will continue to duly file, all Notice of Business Activities Reports.

B. Our opinions are subject to the defenses available to a guarantor under applicable law.

For purposes of this opinion letter, “Opinion Guarantors” means Custom Direct, Inc., a Delaware corporation, Custom Direct LLC, a Delaware limited liability company, Deluxe Business Operations, Inc., a Delaware corporation, Deluxe Enterprise Operations, Inc., a Minnesota corporation, Deluxe Financial Services, Inc., a Minnesota corporation, Deluxe Manufacturing Operations, Inc., a Minnesota corporation, Deluxe Small Business Sales, Inc., a Minnesota corporation, Hostopia.com Inc., a Delaware corporation, and Safeguard Business Systems, Inc., a Delaware corporation.

Our opinions expressed above are limited to the laws of the States of Delaware, Minnesota and New York, and we express no opinion with respect to the laws of any other state or jurisdiction.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement, and to the reference to our firm under the heading “Legal matters” in the prospectus constituting part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dorsey & Whitney LLP

SK/RAR

ANNEX A

Guarantors

Name	Jurisdiction of Incorporation or Organization
Custom Direct, Inc.	Delaware
Custom Direct LLC	Delaware
Deluxe Business Operations, Inc.	Delaware
Deluxe Enterprise Operations, Inc.	Minnesota
Deluxe Financial Services, Inc.	Minnesota
Deluxe Manufacturing Operations, Inc.	Minnesota
Deluxe Small Business Sales, Inc.	Minnesota
Hostopia.com Inc.	Delaware
Safeguard Business Systems, Inc.	Delaware
Safeguard Holdings, Inc.	Texas